Eric Corbett Work History

I am a multi-faceted, unconventional, future-minded designer focusing on the manifestation of brand, the nurturing of culture and the expression of aesthetic. I focus deeply into the unique character of my clientele to help understand, shape and express their brand or identity through Architecture, Environmental Design, and Interior Architecture/Design.

Azure Printed Homes
CCO
2024 - present

Kingdom Industry
Company Owner
2011 - present